January 20, 2011

Mr. Ben Farahi
Manager of the General Partner
Biggest Little Investments Limited Partnership
3702 South Virginia Street, Unit G2
Reno, Nevada 89502

      Re: **Biggest Little Investments Limited Partnership**
              Form 10-K for the year ended December 31, 2009
              Filed on March 19, 2010
              File No. 000-16856

Dear Mr. Ben Farahi:

      We have reviewed your response letter dated January 12, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Property and Provision for Impairment, pages 16 – 17

1.   We have considered your response to comment one.   We note your assertion that the Washoe County Tax Assessor valuation is substantially above the book value for current and previous years.   Please clarify how recent this tax assessment occurred and how comparable the tax assessed value is to the fair value of the Sierra Property.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have any questions.

                                                Sincerely,

                                                Jorge Bonilla
                                                Senior Staff Accountant